

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

Via E-mail
Michael J. Dunn, Jr.
President and Chief Executive Officer
Suburban Propane Partners, L.P.
One Suburban Plaza
240 Route 10 West
Whippany, NJ 07981

> **Re:** **Suburban Propane Partners, L.P.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 19, 2012**
> **File No. 333-181314**

Dear Mr. Dunn:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

Recent Developments, page 5

Third Quarter Financial Results, page 5

1. We note that you have presented non-GAAP financial measures for your preliminary financial data. Please provide the disclosure required by Item 10(e) of Regulation S-K, including without limitation a reconciliation of the differences between the non-GAAP financial measures with the most directly comparable GAAP financial measures. Please also revise to comply with Regulation G.

2. Please confirm to us your understanding that notwithstanding Rule 3-12 of Regulation S-X, you must include in the registration statement the financial statements for the most recently completed fiscal quarter if they are issued before the effective date of the registration statement. See ASC 855-10-S99-2 for guidance on when financial statements are "issued."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee at (202) 551-3427, Dieter King at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dieter King for

Mara L. Ransom
Assistant Director

cc: Paul Abel
        Suburban Propane Partners, L.P.

        James Gerkis
        Proskauer Rose LLP